Exhibit (a)(1)(M)
LIFE SETTLEMENT LIQUIDITY OPTION, LLC AND CFUNDS LIFE SETTLEMENT, LLC
ANNOUNCE EXTENSION AND AMENDMENT OF TENDER OFFER FOR INTERESTS OF
LIFE PARTNERS POSITION HOLDER TRUST AND
LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC
NEW YORK — December 20, 2018 — Life Settlement Liquidity Option, LLC and CFunds Life Settlement, LLC, today announced the amendment and extension of the tender offers (collectively referred to as the “Offer”) commenced on November 13, 2018 to purchase a portion of the outstanding position holder trust interests (the “Trust Interests”) of Life Partners Position Holder Trust (the “Trust”) and a portion of the outstanding IRA Partnership Interests (the “Partnership Interests”, and, together with the Trust Interests, the “Interests”) of Life Partners IRA Holder Partnership, LLC (the “Partnership”).
Life Settlement Liquidity Option, LLC is an affiliate of Anchorage Capital Group, L.L.C. and is referred to as the “Anchorage Offeror”. CFunds Life Settlement, LLC is an affiliate of Contrarian Capital Management, L.L.C. and is referred to as the “Contrarian Offeror”. Together they are referred to as the “Offerors”. The Offer was originally commenced by the Anchorage Offeror. The Contrarian Offeror has now been added as a bidder.
The changes to the Offer include:
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The Contrarian Offeror has joined the Anchorage Offeror in the Offer.

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The expiration date of the Offer has been extended to 5:00 p.m. New York City time on Friday, January 18, 2019. The Offer, as previously extended, was set to expire at 5:00 p.m. New York City time on December 20, 2018.

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The purchase price for the Interests has been increased to $0.16 per Interest, from $0.133 per Interest. The purchase price may be reduced for tax withholding, distributions made on the Interests with a record date after the commencement of the Offer, and any premiums, fees and catch-up payments that a holder may owe to the Trust or the Partnership with respect to the Interests being tendered.

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The maximum number of Interests that the Offerors are offering to purchase has been reduced to 105,989,695 Trust Interests and 165,155,385 Partnership Interests.

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The Offer has also been revised to permit tenders of Interests by email or fax or over the Internet.

Computershare Trust Company, N.A., the Depositary for the Offer, has advised the Offerors that, as of 5:00 p.m., New York City time, on Wednesday, December 19, 2018, an aggregate of 15,204,208 Trust Interests and an aggregate of 2,403,070 Partnership Interests were validly tendered.
All other terms and conditions of the Offer remain materially the same. A Supplement No. 1 to the Offer to Purchase relating to the Offer has been distributed to the holders of Interests and filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 20, 2018. Holders are referred to the Supplement No. 1 for more detailed information concerning the changes to the Offer and to the Offer to Purchase for other terms and conditions of the Offer.
Georgeson LLC is acting as information agent for the Offer. Computershare Trust Company, N.A. is acting as the depositary and paying agent for the Offer.
Termination of the Prior Contrarian Tender Offer
Effective as of December 20, 2018, in anticipation of joining the Offer, Contrarian Funds, L.L.C. terminated its prior separate tender offers to purchase up to 19,745,000 of Trust Interests and up to 35,545,000 of Partnership Interests, in each case, at a price of  $0.16 per Interest (subject to certain deductions), pursuant to an offer to purchase, dated and first mailed to holders of Interests on November 28, 2018 (together with the assignment forms described in the such offer to purchase, the “November 28 Offer”). The November 28 Offer had been set to expire at 5:00, pm New York City time, on December 31, 2018.

Contrarian Funds, L.L.C. will not accept for purchase any Interests tendered pursuant to the November 28 Offer, and any assignment form delivered pursuant to the November 28 Offer (whether delivered before, on or after the date hereof) shall be deemed null and void and of no further force or effect.
About Anchorage
Anchorage Capital Group, L.L.C. is a New York-based registered investment adviser founded in 2003. The firm manages private investment funds across the credit, special situations and illiquid investment markets of North America and Europe using an active long and short basis, with particular focus on defaulted and leveraged issuers.
About Contrarian
Contrarian Capital Management, L.L.C. is a Connecticut-based registered investment adviser founded in 1995 that specializes in distressed debt investing. The firm is headquartered in Greenwich, CT and had approximately $5.3 billion of assets under management as of November 30, 2018.
News Release for Informational Purposes Only
This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Interests. The Offer is being made solely by the Offer to Purchase and the related Assignment Forms, as they may be amended or supplemented. Holders of Interests and investors are urged to read the tender offer statement on Schedule TO filed November 13, 2018 with the SEC in connection with the Offer, which includes as exhibits the Offer to Purchase, the related Assignment Forms and other offer materials, as well as the Amendment No. 2 to the Schedule TO filed December 20, 2018 with the SEC, which includes as exhibits Supplement No. 1 to the Offer to Purchase and other offer materials, and any further amendments or supplements to the Schedule TO or the Offer to Purchase when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov); or from Georgeson LLC, the information agent for the Offer, by telephone at: (866) 767-8986 (toll-free) or by writing to: 1290 Avenue of the Americas, 9th Floor, New York, NY 10104.
Contact
Anchorage Capital Group, L.L.C. Phone: (212) 432-4600
Contrarian Capital Management, L.L.C. Phone: (203) 862-8200